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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.             ) *

NetScout Systems, Inc.

(Name of Issuer)

Common Stock Par Value $.01

(Title of Class of Securities)

64115T 10 4 (CUSIP Number)

12-31-03

(Date of Event Which Requires Filing of this Statement)

THIS SCHEDULE IS BEING FILED PURSUANT TO RULE 13d-1

Check the following box if a fee is being paid with this statement [    ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64115T 10 4	13G

1

NAME OF REPORTING PERSON S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA Executives Fund LLC

TA Investors LLC

High Street Partners L.P.

TA Associates, Inc.

04-3334380 04-3299318 04-3398534 04-3395404 04-3295365 04-3205751

2	CHECK THE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	Delaware Delaware Delaware Delaware Massachusetts Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING WITH	5 SOLE VOTING POWER TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	3,494,985 914,062 92,624 97,499 26,837 1,008

6 SHARED VOTING POWER N/A

	7 SOLE DISPOSITIVE POWER TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	3,494,985 914,062 92,624 97,499 26,837 1,008

8 SHARED DISPOSITIVE POWER N/A

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

TA/Advent VIII L.P.

Advent Atlantic and Pacific III L.P.

TA Executives Fund LLC

TA Investors LLC

High Street Partners L.P.

TA Associates, Inc.

3,494,985 914,062 92,624 97,499 26,837 1,008

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	11.58% 3.03% 0.32% 0.31% 0.09% 0.00%

12	TYPE OF REPORTING PERSON Five Partnerships One Corporation

SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G

ITEM 1 (a)	NAME OF ISSUER: NetScout Systems, Inc.

ITEM 1 (b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
4 Technology Park Drive Westford, MA 01886

ITEM 2 (a)	NAME OF PERSON FILING: TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA Executives Fund LLC TA Investors LLC. High Street Partners L.P. TA Associates, Inc.

ITEM 2 (b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE: c/o TA Associates 125 High Street, Suite 2500 Boston, MA 02110

ITEM 2 (c)	CITIZENSHIP: Not Applicable

ITEM 2 (d)	TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)	CUSIP NUMBER: 64115T 10 4

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4	OWNERSHIP

ITEM 4 (a)	AMOUNT BENEFICIALLY OWNED:	COMMON STOCK

	TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P. TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	3,484,885 914,062 92,824 97,499 26,837 1,008

ITEM 4 (b)	PERCENT OF CLASS	PERCENTAGE

	TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	11.58 3.03 0.32 0.31 0.08 0.00	% % % % % %

ITEM 4 (c)	NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

	(I) SOLE POWER TO VOTE OR DIRECT THE VOTE:	COMMON STOCK

	TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	3,494,985 914,062 92,624 97,499 26,837 1,008

	(II) SHARED POWER TO VOTE OR DIRECT THE VOTE:	N/A

	(III) SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:	COMMON STOCK

	TA/Advent VIII L.P. Advent Atlantic and Pacific III L.P TA Executives Fund LLC TA Investors LLC High Street Partners L.P. TA Associates, Inc.	3,494,985 914,062 92,624 97,499 26,837 1,008

	(IV) SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION	N/A

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not Applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This schedule 13G is filed pursuant to Rule 13d-l (d). For the agreement of group members to a joint filing, see below.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10	CERTIFICATION: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

TA/Advent VIII L.P., Advent Atlantic and Pacific III L.P., TA Executives Fund LLC, High Street Partners L.P., TA Associates, Inc. and TA Investors LLC, hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of NetScout Systems, Inc.

Dated: February 13, 2004

TA/ADVENT VIII L.P.

By:	TA Associates VIII LLC, its General Partner

By:	TA Associates, Inc. its Manager

By:	/s/ THOMAS P. ALBER

Thomas P. Alber, Chief Financial Officer

ADVENT ATLANTIC AND PACIFIC III L.P.

By:	TA Associates AAP III Partners L.P., its General Partner

By:	TA Associates, Inc. its General Partner

By:	/s/ THOMAS P. ALBER

Thomas P. Alber, Chief Financial Officer

TA EXECUTIVES FUND LLC

By:	TA Associates, Inc., its Manager

By:	/s/ THOMAS P. ALBER

Thomas P. Alber, Chief Financial Officer

TA INVESTORS LLC

By:	TA Associates. Inc., its Manager

By:	/s/ THOMAS P. ALBER

Thomas P. Alber, Chief Financial Officer

TA Associates, Inc.

By:	/s/ THOMAS P. ALBER

Thomas P. Alber, Chief Financial Officer

High Street Partners L.P.

By:	/s/ THOMAS P. ALBER

Thomas P. Alber, General Partner